10025736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53565

FEB 25 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place - 41st Floor
(No. and Street)

Boston (City) Massachusetts (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul G. Martins (617) 531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PMN

PMN

INDEPENDENT AUDITOR'S REPORT

WFS, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of WFS, LLC as of December 31, 2009 and 2008, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WFS, LLC at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 23, 2010

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2009	2008
ASSETS		
Cash	$ 41,027	$ 189,181
Deposits with clearing brokers	25,000	25,000
Receivables from non-customers	-	95,141
Prepaid expenses	13,562	11,618
	$ 79,589	$ 320,940
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 9,000	$ 13,015
Due to member for administrative services	15,344	26,367
	24,344	39,382
Member's equity	55,245	281,558
	$ 79,589	$ 320,940

The accompanying notes are an integral part of these financial statements.

PMN

WFS, LLC

STATEMENTS OF INCOME

	Year ended December 31	
	2009	2008
REVENUE:		
Commissions	$ 84,459	$ 135,870
Performance fees	4,851	257,763
Marketing and placement fees	-	678,746
Rule 12b-1 fees	96,776	80,234
Interest income	19,928	28,445
Trading gain (loss), net	(3,379)	(49)
	202,635	1,181,009
EXPENSES:		
Wages and commissions	15,378	72,689
Administrative services	108,555	179,803
Clearing and execution fees	178,298	165,214
Audit and accounting fees	9,900	8,100
Regulatory fees and licenses	15,156	14,879
Other operating expenses	101,661	83,098
	428,948	523,783
NET INCOME (LOSS)	$ (226,313)	$ 657,226

The accompanying notes are an integral part of these financial statements.

WFS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2009 AND 2008

Member's equity, December 31, 2007	$ 304,332
Distributions to member	(680,000)
Net income	657,226
Member's equity, December 31, 2008	281,558
Net loss	(226,313)
Member's equity, December 31, 2009	$ 55,245

The accompanying notes are an integral part of these financial statements.

WFS, LLC

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (226,313)	$ 657,226
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Provision for doubtful accounts	95,141	71,469
(Increase) decrease in:		
Receivables from non-customers	-	(130,227)
Prepaid expenses	(1,944)	(417)
Increase (decrease) in:		
Accounts payable and accrued expenses	(4,015)	5,015
Due to member for administrative services	(11,023)	(33,296)
Total adjustments	78,159	(87,456)
Net cash provided (used) by operating activities	(148,154)	569,770
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	-	(680,000)
Net cash used by financing activities	-	(680,000)
NET DECREASE IN CASH	(148,154)	(110,230)
CASH, beginning of year	189,181	299,411
CASH, end of year	$ 41,027	$ 189,181

The accompanying notes are an integral part of these financial statements.

A. Organization and Nature of Business:

WFS, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC (WIC).

The Company is engaged in business as a securities broker-dealer. Its primary service lines are agency and principal commissions, performance fees, marketing fees, and Rule 12b-1 fees.

The Company engages other broker-dealers on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

B. Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a trade date basis. Performance fees are recognized when received. Marketing fees that can be reasonably estimated are recognized when earned; otherwise, they are recognized when received. Receivables arising from commissions are generally collected in thirty days.

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables.

PMN

B. Significant Accounting Policies - (continued):

Income taxes:

The Company is included in the income tax returns of Wainwright Investment Counsel, LLC, which is classified as a partnership for income tax purposes. Federal and state taxes are not payable or provided by the Company. The members of WIC are individually liable for the taxes on their share of WIC's income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes (previously issued as FIN 48). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company adopted the provisions of this standard on January 1, 2009. The adoption of this standard did not have a material impact on the Company's results of operations or its financial condition. Interest and penalties associated with unrecognized income tax expenses are classified as additional income taxes in the statement of income.

Subsequent events:

The Company has evaluated subsequent events through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

C. Related Party Transactions:

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement (the Agreement). Pursuant to the Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Expense for the administration of registered representative compensation for the year ended December 31, 2009 amounted to $15,378. Administrative service expenses for the year ended December 31, 2009 amounted to $108,555.

For the year ended December 31, 2008, expense for the compensation of registered representatives and administrative services expenses amounted to $72,689 and $179,803, respectively.

D. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's designated examining authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $41,683, which was $36,683 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .58 to 1.

E. Reserve Requirements:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

F. Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2009, 81% and 19% of the Company's gross commission revenue were trades executed by Pershing, Inc. and PCS/Dunbar, respectively. 69% and 31% of the Company's 2008 gross commission revenue were trades executed by Pershing, Inc. and PCS/Dunbar, respectively.

For the year ended December 31, 2009, 100% of the Company's performance fee revenue was derived from one family of investment partnerships. There were no marketing or placement fees for the year ended December 31, 2009.

For the year ended December 31, 2008, 100% of the Company's performance fee revenue was derived from two families of investment partnerships, one of which has ceased operations. For the year ended December 31, 2008, 95% of the Company's marketing and placement fee revenue was derived from two families of investment partnerships, both of which have ceased operations.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

SUPPLEMENTARY INFORMATION

WFS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2009

NET CAPITAL:		
Total member's equity qualified for net capital	$	55,245
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(13,562)
Total non-allowable assets		(13,562)
TOTAL NET CAPITAL	$	41,683
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	9,000
Due to member for administrative services		15,344
TOTAL AGGREGATE INDEBTEDNESS	$	24,344
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,623
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$	5,000
Excess net capital	$	36,683
Excess net capital at 1000%	$	39,249
Percentage of aggregate indebtedness to net capital		58%

RECONCILIATION WITH THE COMPANY'S COMPUTATION:

There are no differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2009.

PMN

EXEMPTIVE PROVISION UNDER RULE 15c3-3

All customer transactions are cleared through other broker/dealers (Pershing, LLC) on a fully disclosed basis.

PMN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WFS, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of WFS, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 23, 2010

PMN

WFS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2009 AND 2008

(With Independent Auditor's Report Thereon)